Viceroy Exploration Ltd.

News Release #2006.06

TSX: VYE
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces 2005 Report

Vancouver, British Columbia, March 28, 2006 - Viceroy Exploration Ltd., (“Viceroy” or the "Company") an exploration stage company focusing on gold exploration in Argentina, today reported its financial results for the year ended December 31, 2005.

Highlights of the 2005 Report include:

  Based on the recommendations of a Preliminary Economic Assessment announced in January 2005, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006;
  During 2005, the second phase drilling program continued on the three zones of mineralization at Gualcamayo, a regional exploration program began and, in December 2005, the second phase 127 hole approximate 27,000 metre drilling program was completed with final assays announced in January 2006;
  In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and the commencement of the feasibility study;
  On July 15, 2005, the Company completed a bought deal financing for a total of 5,750,000 common shares at $3.25 per share for gross proceeds of $18,687,500;
  As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259 substantially all of which is available as working capital and together with the February 2006 bought deal financing for a total of 9,600,000 common shares at $6.25 per share for gross proceeds of $60,000,000 is considered sufficient to carry planned exploration activities on the Gualcamayo gold property, regional exploration as well as for property maintenance requirements and administration overhead for the next eighteen months; and
  Development of the Gualcamayo project beyond feasibility may require additional equity or possible debt financing.

Results of Operations

(a)	Loss for the year ended December 31, 2005:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the year ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $3,121,835 (2004 - $2,377,721) of which, net of stock-based compensation and interest income was $1,623,198 (2004 - $1,278,552). Of this $689,772 and $304,770 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $162,322 was spent on professional fees including an ongoing control certification assignment, and net $466,334 for all other period expenses. In 2004, $683,684 and $192,801 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $78,224 was spent on professional fees and net $323,843 for all other period expenses.

In 2005, Company representatives attended twelve industry conferences (2004 – seven industry conferences) throughout North America, hosted a number of analysts’ visits to the Gualcamayo project and made numerous presentations to interested parties in North America and Europe.

(b)	Capitalized Property Expenditures for the twelve months ended December 31, 2005 and plans for the Gualcamayo project:

In the year ended December 31, 2005, a total of $10,023,868 (2004 - $3,551,466 including a $42,962 purchase of additional land) was capitalized as property expenditures, substantially all to the Gualcamayo gold property. Based on the recommendations of the January 2005 Preliminary Economic Assessment on the main zone of mineralization within the Gualcamayo property, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays received in the New Year.

During the year, construction of a second camp including kitchen was completed which combined camps can accommodate 100-110 persons and construction of a permanent access road to the project began which will significantly reduce travel time when it is completed by the end of the 2006 first quarter. In 2005, the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The Company hired an experienced environmental permitting supervisor to co-ordinate this activity. Under the supervision of the Company’s principal metallurgical consultant, metallurgical test-work samples for the proposed column leach test-work have recently been shipped to the University of San Juan and the commencement of cyanide addition began in the first quarter 2006. Results from these column tests will be used for the upcoming feasibility study.

(c)	Cash Flows for the year ended December 31, 2005:

In the year ended December 31, 2005, cash flows from a bought deal financing at $3.25 per share and the exercise of warrants and stock options totaled $18,704,139, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $8,917,072, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,169,792, resulting in an increase in cash and cash equivalents of $8,617,275 for total cash and cash equivalents at December 31, 2005 of $23,116,259. In 2005, the number of issued and outstanding common shares increased by 6,662,735 to a total 42,033,043 shares (2004 – an increase by 10,899,150 common shares to a total 35,370,308 shares).

Fourth Quarter

(a)	Loss for the three months ended December 31, 2005:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $1,185,816 (three months ended December 31, 2004 - $658,536) which, net of stock-based compensation and interest income was $469,093 (three months ended December 31, 2004 - $455,280). Of this $177,811 and $62,139 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $118,057 was spent on professional fees including an ongoing control certification assignment, and $111,086 for all other period expenses. In the three months ended December 31, 2004, $238,345 and $63,501 was spent on cash compensation including bonuses and investor relations/shareholders’ communication, respectively, $42,583 was spent on professional fees and $110,851 for all other period expenses. In the period, representatives attended one industry conference, in the United

States, promoting the Company as compared to two conferences attended in the United States in the three months ended December 31, 2004.

(b)	Capitalized Property Expenditures for the three months ended December 31, 2005:

In the three months ended December 31, 2005, a total $3,962,184 was capitalized to property expenditures, substantially all to the Gualcamayo property as compared to a total $443,981 capitalized to property expenditures in the three months ended December 31, 2004, substantially all to the Gualcamayo property. Amounts capitalized to the Gualcamayo property in the period included $1,883,478 for drilling, road maintenance/drill pads, geologists’/engineers’ fees/travel/lodging, field support and assays; $531,907 toward construction of a permanent access road; $352,380 for stock-based compensation and bonus shares; $260,056 for permitting activities; and $219,361 on engineering studies.

(c)	Cash Flows for the three months ended December 31, 2005:

In the three months ended December 31, 2005, cash flows from the exercise of warrants and stock options totaled $399,338, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $3,754,623, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $162,661, resulting in an decrease in cash and cash equivalents of $3,517,946 for total cash and cash equivalents at December 31, 2005 of $23,116,259.

Other Information

Attached to this News Release are the consolidated financial statements for the years ended December 31, 2005 and 2004, excluding notes.

The full text of the 2005 report, including the 2005 management discussion and analysis is filed on SEDAR at www.sedar.com. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
as at December 31
(expressed in Canadian dollars)

	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	23,116,259	14,498,984
Prepaid expenses and accounts receivable	143,884	188,633
	23,260,143	14,687,617
Exploration properties	19,944,753	9,920,885
Furniture and equipment – corporate office	48,708	29,441
	43,253,604	24,637,943
Liabilities
Current liabilities
Accounts payable and accrued liabilities	959,140	256,582
Shareholders’ Equity
Capital stock (42,033,043 common shares; 2004 – 35,370,308)	45,116,078	25,812,231
Stock options and warrants	4,125,351	2,394,260
Deficit	(6,946,965)	(3,825,130)
	42,294,464	24,381,361
	43,253,604	24,637,943

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Expenses
Stock-based compensation
Directors/officers/employees	1,624,434	748,421
Other consultants	353,985	434,664
	1,978,419	1,183,085

Salaries, benefits and officer consultants	689,772	638,684
Stock exchange/transfer agent/listing application	221,640	40,920
Professional fees	162,322	78,224
Shareholders’ communication	44,083	68,892
Amortization	33,244	11,284
Investor relations	304,770	192,801
Travel and lodging	13,035	40,470
Office and miscellaneous	203,351	137,349

Loss before the following	3,650,636	2,391,709

Interest income	(479,782)	(83,916)

(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487

Bad debt on sale of non-consolidated legacy subsidiary	30,532	-

Foreign exchange (gain) loss	(14,938)	50,441

Loss for the year	3,121,835	2,377,721

Deficit - Beginning of year	3,825,130	1,447,409

Deficit - End of year	6,946,965	3,825,130

Basic and diluted loss per share	0.08	0.08

Weighted average number of shares outstanding	38,663,030	29,232,390

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$
Cash flows (used in) from operating activities
Loss for the year	(3,121,835)	(2,377,721)
Non-cash charges	1,927,115	1,213,856
Changes in non-cash working capital items	24,928	(90,136)
	(1,169,792)	(1,254,001)
Cash flows (used in) from investing activities
Exploration properties	(8,949,109)	(3,466,743)
Furniture and equipment – corporate office	(52,511)	(40,725)
Proceeds on sale of short-term investment	84,548	57,014
	(8,917,072)	(3,450,454)
Cash flows from financing activities
Bought deal financing – net	17,283,418	-
Private placement proceeds – net	-	11,417,706
Exercise of warrants and stock options	1,420,721	3,068,703
	18,704,139	14,486,409
Increase in cash and cash equivalents	8,617,275	9,781,954
Cash and cash equivalents - Beginning of year	14,498,984	4,717,030
Cash and cash equivalents - End of year	23,116,259	14,498,984
Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	23,116,259	14,498,984